Weil, Gotshal & Manges LLP
201 REDWOOD SHORES PARKWAY
REDWOOD SHORES, CA 94065

November 14, 2005

VIA EDGAR TRANSMISSION (CORRESP.)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 05-10
Washington, D.C. 20549-0510
Attention:  Pamela Long, Assistant Director

Re:
Altra Industrial Motion, Inc.
Amendment No. 3 to Registration Statement on Form S-4
File No. 333-124944

Dear Ms. Long:

        Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "SEC" or the "Staff") with respect to the above referenced registration statement on Form S-4 (the "Form S-4") of Altra Industrial Motion, Inc. (the "Company") in the letter dated October 11, 2005 (the "Comment Letter") addressed to the undersigned.

        On behalf of the Company, we are writing to respond to the comments and to indicate the changes that have been made in Amendment No. 3 to the Form S-4 (the "Amendment") that is being filed today by the Company with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff's comments is copied below in italics for your reference. All page numbers referenced by the Company in its responses refer to page numbers contained in the Amendment.

Summary Terms of the Exchange Offer, page 4

  1.
  Revise to disclose here, and elsewhere as appropriate, that under the Registration Rights Agreement the company was required to have the registration statement declared effective 210 days after the old notes were issued and as a result of the registration statement not yet being effective, the company is incurring penalty interest on the outstanding old notes. In this regard, we note your disclosure on page F-55 under "9% Senior Secured Notes". Please quantify the amount of penalties that you have incurred as of the most recent date practicable.

        The Company has updated its disclosure on pages 4 and 29 to disclose that the company is incurring penalty interest on the old notes. The company has additionally revised its disclosure on page F-60 under "9% Senior Secured Notes" to include the amount of additional interest expense it has incurred due to the delay in getting its registration statement on file and declared effective.

Critical Accounting Policies, Intangible Assets, page 43

  2.
  We have reviewed your response to our prior comment 12. Please expand your intangible assets disclosures on page 43 to include more of your response to our comment numbers 49 and 50 in your response dated August 12, 2005, so that your readers have a better understanding of any uncertainties or risks of changes in the assumptions underlying your estimates. Specifically, please disclose the nature of the assumptions that you used under the income approach to value your intangible assets and why these assumptions bear risk of change. In addition, regarding the useful lives of your intangible assets, please disclose, as you state in your response, that:

    •
    Your trade names and trademarks identify you and differentiate you from your competitors. Therefore, you do not believe that competition limits the useful life of your trade names and trademarks.

    •
    All of your brands have been in existence for over 50 years and are not susceptible to obsolescence risk.

    •
    You believe that your trade names and trademarks will continue to generate product sales for an indefinite period.

    •
    In regards to your customer relationships,

    •
    Your estimate that customer attrition rate is approximately 5% per year.

    •
    Your customers tend to be long-term customers, with very little turn-over.

    •
    Although you do not have long-term. contracts with your customers, you have historically established long-term relationships with them so that it becomes extremely difficult for your competitors to displace your customers.

    •
    Based on this analysis, you determined that the first twelve years generated 95% of the present value of the discounted cash flows attributable to your customer relationships. Therefore, you concluded that your customer relationships intangible asset has an estimated useful live of twelve years.

    In addition, we note that you have referred to experts in your intangible assets policy on page 43, that the fair value of your intangible assets were, "determined by an independent valuation firm." If you retain the references to experts, identify the experts and file their consents. Please refer to Section 436(b) of Regulation C.

        The Company has amended its intangible assets disclosure on page 49 to include more information regarding the uncertainties and risks of changes in the assumptions underlying its estimates and the nature of the assumptions used in its valuation approach and why those assumptions bear risk of change. Additionally, revisions have been made to provide disclosure regarding the determination of useful lives. In addition to the useful life of its intangible assets, the Company has included the other requested information on page 49.

Products, page 59

  3.
  We note your response to comment 39 in your response letter dated August 12, 2005, that you are unable to provide the disclosures related to paragraph 37 of SFAS No. 131 because your "general purpose financial statements do not identify specific product line sales across [your] organization nor can [you] readily determine groups of similar product sales." However, on page 46 of your S-4/A #2, you disclose that your net sales increased for the six months ended July 1, 2005 compared to the six months ended June 30, 2004 due to "increased sales to certain transportation OEM customers, partially offset by a weakening at [your] turf and garden OEM customers." Please explain to us in further detail why it is impracticable to disclose product sales in accordance with paragraph 37 of SFAS No. 131, given that you are able to identify changes in sales to these customers.

        The Company's general purpose financial statements do not allow it to identify specific product line sales and therefore it cannot provide the disclosures specified in paragraph 37 of SFAS No. 131. The Company is able to identify sales by customer, which allows the Company to make specific comments regarding sales to customers in specific industries. The Company's comment in Management's Discussion and Analysis related to "increased sales to certain OEM customers" related to one specific transportation OEM customer from whom the Company received a new contract. The comment related to "a weakening at the Company's turf and garden OEM customers" related to two customers, one that lost market share and therefore had not ordered as much from the Company during the comparable periods and another that did not renew a contract with the Company. The Company's ability to identify specific customer sales and sales trends does not allow it to identify product line sales as most of its customers purchase many types of products.

Related-Party Transactions, page F-28

  4.
  We note your response to our prior comment 14. Although you view these costs to be similar to costs that would be incurred if you contracted with a third-party investment banking firm, these amounts were paid to your principal shareholder. Paragraph A8 of SFAS No. 141 limits the capitalization of costs to "out-of-pocket" costs paid to outside consultants. Internal costs associated with a business combination (whether one-time costs or reoccurring in nature) should be expensed as incurred. Accordingly, please amend your filing to reflect these costs in your consolidated statement of operations.

        The Company has amended its filing and restated its financial statements to expense the referenced amounts paid to Genstar during the year paid. Such amounts are reflected in the restated Statement of Operations for the period from inception to December 31, 2004 as selling, administrative and general expenses. The Company has received a new audit opinion from its Independent Auditor and provided additional disclosure regarding the restatement in Notes 17 and 18 of its restated financial statements. Additionally, the Company has provided disclosure regarding the impact of the restatement on its interim financial statements which is included in Note 17 of its interim restated financial statements. The Company has revised all financial amounts impacted by the restatement throughout its amended filing. The following discussion provides additional information regarding the restatement.

        During mid 2005, the Company became aware that certain errors had occurred in previously prepared financial statements and a restatement was necessary to correct its accounting treatment of various items to conform with Generally Accepted Accounting Principles (GAAP). The following describes the significant aspects of the restatement.

        Capitalized Transaction Costs.    The Company properly changed its method of accounting related to capitalizing transaction costs. Previously the Company had capitalized a one-time transaction fee paid to its principal shareholder. This fee was allocated between financing costs and goodwill. The method reflected in the restatement expenses the fee when incurred as an internal cost associated with the transaction. Additionally, this method reduces interest expense due to the reduction in capitalized financing costs that were previously being amortized.

        Inventory.    The Company corrected errors related to inventory at one of its manufacturing locations to conform with GAAP and to make it consistent with the remainder of the Company. Previously, this location had not established an appropriate reserve for inventory obsolescence in accordance with the principle of recording inventory at the lower of cost or market value. This resulted in the overstatement of the value of the inventory at this location. The Company has established an appropriate reserve which is reflected in the restated balance sheets and a corresponding charge or credit is reflected in the restated statements of operations for the necessary changes in the reserve requirement between periods.

        Fixed Assets.    The Company became aware that certain fixed assets associated with certain manufacturing locations did not physically exist at the Company. As a result, the restated balance sheets and statements of operations reflect the impact of the write-off of these fixed assets and the reversal of the related depreciation expense previously recorded.

        Other Assets.    During the Company's purchase price allocation process, it became aware of an unidentifiable intercompany asset that had not previously been eliminated by the Predecessor. As a result, other assets and invested capital were overstated in the amounts previously reported and the restated financial statements reflect the impact of eliminating this asset.

        Deferred Income Taxes.    As a result of the matters discussed above the Company reviewed the assumptions used and the timing of the expected turns of the deferred income tax balances for valuing net deferred taxes. As a result of this review, it was determined that an adjustment was necessary to properly state deferred tax assets, the valuation allowance and deferred tax liabilities.

        Goodwill.    As a result of the matters discussed above there was a net increase to goodwill of approximately $3.5 million which is reflected in the restated December 31, 2004 consolidated balance sheet of the Company.

        The Company notes that there were other less significant errors that have been corrected in the restatement.

Related-Party Transactions, page F-56

  5.
  We note that you paid certain expenses on behalf of your parent company, Altra Holdings, Inc. (Holdings). Please explain to us the nature of these expenses. Please also clarify how you determined that these costs should be recognized in Holdings' statement of operations, as opposed to yours, given that Holdings appears to have no operations other than those related to you.

        Holdings has $14 million of subordinated debt, as disclosed on page 74 of the filing. The Holdings debt did not need to be pushed down to the Company as the Company is not required to assume the debt, the proceeds from the Company's 9% Senior Secured Notes were not used to retire all or part of Holdings debt and the Company has not guaranteed Holdings debt nor has it pledged any of its assets as collateral for the Holdings debt. The Company made cash interest payments on behalf of Holdings. These interest payments were the only expenses paid by the Company on behalf of Holdings. Therefore, the interest expense should be recorded in Holdings statement of operations and not the Company's. As Holdings is the sole shareholder of the Company, the payment by the Company on behalf of Holdings should be treated similar to a distribution of capital and accordingly, the Company recorded the amounts paid on behalf of Holdings as a separate contra equity account and did not record any amount in its statement of operations.

Exhibit 99.1—Letter of Transmittal

  6.
  We note instruction 9 on page 12. We note that you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

        Instruction 9 provides that questions as to whether notes have been properly tendered or withdrawn will be determined by the Company. It does not purport to state who determines whether conditions to the offer are satisfied. The objective conditions to the offer that must be satisfied or waived are specified on page 34 of the prospectus.

Exhibit 99.5—Exchange Agent Agreement

  7.
  The agreement states that the exchange offer shall expire at 5:00 p.m., New York City time on a date as yet to be determined. It appears that this conflicts with your disclosures in the prospectus and the letter of transmittal which state that the offer shall expire at midnight, New York City time on a date as yet to be determined. Please revise.

        Page 1 of the Exchange Agent Agreement has been revised to state that the exchange offer shall expire at midnight on a date to be determined. Such date shall be, at a minimum, the twentieth business day following commencement of the exchange offer.

  8.
  We note several instances in which you indicate that you will issue new notes or return any old notes not accepted for exchange "as promptly as practicable,, after expiration or termination of the exchange offer. Rule 14e-1 (c) requires that you exchange the notes or return the old notes "promptly" upon expiration, non-acceptance, or termination of the offer, as applicable. Please revise.

        Pages 2, 3 & 4 of the Exchange Agent Agreement have been revised to state the Company will return any old notes not accepted "promptly".

        In addition to the changes noted above, the Company has added disclosure regarding its expected acquisition of Hay Hall Holdings Limited ("Hay Hall"), for which it executed a purchase agreement on November 7, 2005. Please be advised that the Company has determined, in accordance with Rule 3-05 of Regulation S-X, that the acquisition would not require the filing of Hay Hall's financial statements.

        Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact the undersigned at (212) 310-8172 or my colleague Ryan Gallagher at (650) 802-3023.

Best Regards, /s/ TODD R. CHANDLER Todd R. Chandler, Esq.